SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002.

DUNDEE BANCORP INC.
(Translation of Registrant's Name into English)

55th Floor
40 King Street West
Toronto, Ontario
Canada M5H 4A9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

Date June 24, 2002

By: [signature]

Name: Lori E. Beak
Title: Assistant Secretary

DUNDEE BANCORP INC.

DUNDEE WEALTH MANAGEMENT INC.

Q1

Three Months Ended March 31, 2002

DUNDEE BANCORP INC. & DUNDEE WEALTH MANAGEMENT INC.

TABLE OF CONTENTS

DUNDEE BANCORP INC.
FIRST QUARTER 2002

REPORT TO OUR SHAREHOLDERS

We present herein the interim report of Dundee Bancorp Inc. for the three months ended March 31, 2002. The Company reported earnings in the first quarter of 2002 of $1.3 million or $0.05 per share on revenues of $64.0 million compared with a net loss in the first quarter of 2001 of $1.1 million or $0.04 per share on revenues of $68.9 million.

The Company is focused on its vision to evolve into a full-fledged financial services company serving the wealth management industry. We reported in our annual report that we emerged from 2001 with renewed vigour and in an excellent position to take advantage of the tremendous growth opportunities that we envision in our future. We believe that our efforts are reflected in improved earnings this quarter.

To that end, the Company has achieved some important milestones in this recent quarter, both in the wealth management division and in some of our core investments in the real estate and resource sector.

- The Company's 85%-owned subsidiary, Dundee Wealth, reported $52 million in net sales for the first quarter of 2002, continuing the positive trend established in 2001. Positive net sales, enhanced by strong market performance, resulted in assets under management growing to levels in excess of $6.8 billion at the end of March 2002. The Company believes that this positive sales trend reflects the exceptional work done by Dundee Wealth's investment arm, Goodman & Company Investment Counsel. As at March 31, 2002, 78% of all Dynamic Funds have one-year performance in the top two quartiles. As well, 57% of Dynamic Funds are in the top two quartiles based on three-year performance. Dynamic's largest fund, the Dynamic Power Canadian Growth Fund, was ranked as the number-one performing, large-cap Canadian equity fund over the last 10 years. Management fee arrangements in certain funds reward performance by compensating the Company when investment performance exceeds the applicable benchmark. While current performance levels suggest that the Company is on track to earn performance fees well in excess of earnings in the previous year, performance fees are not included in operating results as they are only measured and payable at the end of each fiscal year.

- Dundee Realty Corporation reported record setting financial performance for the first quarter ended March 31, 2002. Funds from operations increased by 41.5% from $9.5 million in the first quarter of last year to $13.5 million in the first three months of this year. As the Company accounts for its investment in Dundee Realty on an equity basis, we recognize our proportionate share of this growth. Trading values of Dundee Realty have increased from $13.50 per share at December 31, 2001 to $17.32 per share as at March 31, 2002.

- In May 2002, Breakwater Resources Ltd. announced that its Rights Offering was completed and was oversubscribed with gross proceeds from the Rights Offering of $19 million. The Company participated in the Rights Offering and subscribed for an additional 25 million shares at a total cost of $5 million. Dundee Bancorp has received warrants to purchase approximately 30 million shares of Breakwater at $0.20 per share for assisting Breakwater through this and other recent transactions.

- The Company has reaffirmed its commitment to foster growth in its wealth management division. Subsequent to quarter end, the Company announced that it had entered into an agreement to purchase Canadian First Financial Group Inc. ("Canadian First") subject to certain conditions of closing. Dundee Wealth intends to integrate the mutual fund dealer operations of Canadian First, Ross Dixon Financial Services Limited and Hewmac Investment Services Inc., into Dundee Wealth's subsidiary, Dundee Private Investors Inc. The transaction, if successful, is expected to close in the third quarter of 2002, and will add approximately 200 investment advisors and $2.5 billion of client assets under administration to Dundee Wealth.



Ned Goodman
President & Chief Executive Officer, Dundee Bancorp Inc.

DUNDEE BANCORP INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

In 2002, the Company implemented the requirements of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets." Under this section, goodwill and other intangible assets with an indefinite life are no longer amortized. The effects of the change in policy to the financial results of the Company are detailed extensively in note 2 to the financial statements of the Company for the quarter ended March 31, 2002.

(in thousands of dollars)

SEGMENTED EARNINGS	Wealth Management		Corporate and Merchant Banking		International Activities		TOTAL	
For the three months ended March 31	2002	2001	2002	2001	2002	2001	2002	2001
REVENUES								
Management and administration fees	$ 28,160	$ 28,012	$ –	$ –	$ 728	$ 607	$ 28,888	$ 28,619
Redemption fees	2,045	2,403	274	533	–	–	2,319	2,936
Financial services	30,123	32,701	–	20	90	113	30,213	32,834
Intersegment distribution fee revenue	–	–	1,314	1,584	–	–	1,314	1,584
Investment income	75	514	1,190	4,262	–	289	1,265	5,065
	60,403	63,630	2,778	6,399	818	1,009	63,999	71,038
EXPENSES								
Selling, general and administrative	25,683	23,661	1,514	2,093	977	743	28,174	26,497
Variable compensation	17,275	18,880	–	–	–	–	17,275	18,880
Trailer fees	5,047	5,202	–	–	–	–	5,047	5,202
Intersegment distribution fee expense	1,314	1,584	–	–	–	–	1,314	1,584
Amortization of deferred sales commissions	8,163	7,959	–	2,210	–	–	8,163	10,169
Amortization of goodwill	–	1,134	–	194	–	120	–	1,448
Depreciation and amortization	1,378	1,127	191	192	25	18	1,594	1,337
Interest expense	490	732	2,791	2,894	22	300	3,303	3,926
	59,350	60,279	4,496	7,583	1,024	1,181	64,870	69,043
OPERATING (LOSS) EARNINGS	1,053	3,351	(1,718)	(1,184)	(206)	(172)	(871)	1,995
Other items								
Equity earnings	–	–	2,871	594	–	–	2,871	594
Non controlling interest	38	(85)	–	–	–	–	38	(85)
EARNINGS (LOSS) BEFORE TAXES	$ 1,091	$ 3,266	$ 1,153	$ (590)	$ (206)	$ (172)	2,038	2,504
Oil and gas properties							289	–
Discontinuance of operations in India							–	(940)
Income tax provision							(1,008)	(2,666)
							$ 1,319	$ (1,102)

RESULTS OF THE WEALTH MANAGEMENT DIVISION

Management fee revenues during the first quarter of 2002 were $28.2 million. This compares to $28.0 million in the same period of the previous year. Net sales of corporate products in the current three months were $52 million, an improvement of almost five times the net sales levels achieved in the first quarter of 2001. Net sales of corporate products, augmented by market appreciation of approximately $300 million, resulted in a 5% increase in assets under management from $6.5 billion at December 31, 2001 to $6.8 billion at March 31, 2002.

Average assets under management have increased 2% from $6.4 billion for the three months ended March 31, 2001 to $6.6 billion for the three months ended March 31, 2002. Net sales activity during the first three months of 2002 has been primarily in asset categories paying lower than average management fees, reducing the average fee earned from 1.73% at the end of March 2001 to 1.68% at the end of March 2002.

Redemptions of units sold on a deferred sales charge basis during the first three months of 2002 were $199 million or 67% of all redemptions of corporate products, generating $2.0 million in redemption fees for the wealth management division and another $0.3 million for the corporate and merchant banking division. By comparison, total redemptions of units sold on a deferred sales charge basis during the same period of 2001 were $191 million or 69% of total redemptions of corporate products, generating redemption fee revenues of $2.4 million for the wealth management division and $0.5 million for the corporate and merchant banking division. Although redemption levels have increased by $8 million in the first quarter of 2002 compared to the first quarter of 2001, overall redemption fee revenue dropped as a result of a decrease in the average redemption fee rate. This reduction is attributable to the short redemption fee schedule implemented in 1999. Although 50% of fund sales were transacted on a deferred basis in both the current quarter of 2002 and the same period of the previous year, approximately 30% are sold with a short redemption fee option in this quarter compared to less than 15% in the same period of 2001.

Financial services revenue was $30.1 million in the first three months of 2002 compared to $32.7 million in the same period of the previous year. While corporate finance, institutional and principal trading activity consistently generated revenues of about $9 million in the first quarter of 2002 and 2001, both retail commissions and trailer revenue and margin interest levels decreased in the first quarter of this year compared with the same period of 2001. Retail commission and trailer revenues, before adjustments for consolidation, decreased less than 5% period over period. This decrease reflects general market conditions affecting the brokerage industry and is quite favourable compared to industry statistics which show a general shortfall in similar revenues of over 10%. Declines in interest rates, especially in the United States, as well as changes in the mix of margin balances and free credit balances, have affected the interest spread earned by the brokerage division on its margin balances. Margin interest revenue declined from $4.1 million in the first quarter of 2001 to $2.0 million in the current quarter of this year.

Selling, general and administrative expenses for the quarter ended March 31, 2002 were $25.6 million compared with $23.5 million for the same period of 2001. Current period costs include a provision of $1.2 million against administrative costs associated with the operations of certain mutual funds which have not yet reached critical size, and which are therefore not able to fully absorb costs of administration. By comparison, the Company had only provided $0.1 million in the same period of 2001, necessitating a catch up amount in subsequent quarters. In May 2002, Dundee Wealth, through its subsidiary, Dynamic Mutual Funds Ltd., announced that it is proposing to amend the management fee structure on some of its mutual funds. The proposed structure, which will require the approval of unitholders or shareholders, as applicable, will see an increase in the annual limit on the funds' management expense ratio along with a reduction in the annual performance limit that the Company may earn from each of these funds. If approved, this new structure will increase the costs that the mutual funds will be able to absorb directly, thereby reducing the costs to the Company.

Also included in the current period is a provision of $1.1 million against certain client accounts. There were no comparable reserves made in the first quarter of 2001. Total reserves available against client accounts were $5.5 million at the end of March 2002.

Variable compensation costs decreased from approximately $18.9 million in the first quarter of 2001 to $17.3 million in the first quarter of 2002. Approximately $1.0 million of this differential is attributable to and consistent with lower financial services revenues. There has also been a slight shift in retained contribution margins from approximately 34.8% in the first quarter of 2001 to 35.5% in the current quarter.

Trailer fees paid by the Company during the three months ended March 31, 2002 were $5.0 million, a very small difference from the $5.2 million paid for the same period of 2001. Trailer fees continue to represent approximately 0.3% of average assets managed, and represent a claim of about 18% of total management fees earned by the wealth management division.

The carrying value of deferred sales commissions on March 31, 2002 was $55.4 million. The contingent redemption fee payable to Dundee Bancorp and its subsidiaries if all assets sold on a deferred sales charge basis were redeemed on March 31, 2002, approximates $120 million (2001 – $137 million). The wealth management division would be entitled to approximately $107 million (2001 – $111 million) or 89% (2001 – 81%) of this amount. The corporate division of Dundee Bancorp would be entitled to $10.4 million (2001 – $22.6 million), with the balance being payable to third-party financing vehicles.

RESULTS OF THE CORPORATE AND MERCHANT BANKING DIVISION

INVESTMENTS AS AT MARCH 31, 2002
BY SECTOR AND CATEGORY


Public
Private
Funds
Bonds
Other
Resources
Mutual Funds
Real Estate
Financial Services
0
50
100
150
200
250
300
350
Millions of Dollars

During the first quarter of 2002, the Company saw a significant improvement in the estimated market value of its merchant banking portfolio from approximately $423 million at the end of December 2001 to $493 million on March 31, 2002. These values are exclusive of Dundee Bancorp's consolidated investments in Dundee Wealth and Eurogas. During the current quarter, Dundee Bancorp invested approximately $3.1 million in acquisitions for its portfolio and generated proceeds from the disposition of investments of approximately $1.0 million. Market appreciation during the current quarter exceeded $68 million, much of which results from our underlying investments in Dundee Realty Corporation, Repadre Capital Corporation and Laurentian Bank. At March 31, 2002, 69% of the market value of the investment portfolio was invested in public company securities, 15% in private companies and 16% in mutual funds and other liquid assets.

In accordance with Canadian generally accepted accounting principles, certain of the Company's investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company's consolidated earnings. The equity method will also result in the calculation and recognition of a gain or loss in respect of the investment if the Company's percentage ownership is diluted because of, for example, the issuance of additional shares by the investee.

The following table summarizes the carrying value of the Company's investment portfolio as at March 31, 2002.

(in thousands of dollars) *March 31, 2002*	Book Value	Market Value
Equity accounted investments		
Black Hawk Mining Inc.	$ 3,975	$ 3,145
Breakwater Resources Ltd.	26,308	8,687
Dundee Realty Corporation	138,368	119,668
Repadre Capital Corporation	16,073	39,922
Zemex Corporation	36,611	32,507
Other	8,120	11,561
Marketable securities	79,451	76,696
Other portfolio investments	135,508	201,142
	$ 444,414	*$ 493,328*

	March 31, 2002	March 31, 2001
Interest, dividends and foreign exchange	$ 1,230	$ 2,224
Realized investment gains	939	2,671
Realized investment losses	(951)	(338)
	1,218	4,557
Share of earnings of equity accounted investments	1,958	631
Gains (losses) from dilutions of interest in equity accounted investments	913	(37)
	$ 4,089	$ 5,151

Investment income in the quarter ended March 31, 2002 was $1.2 million compared with $4.6 million in the same period of the prior year. While dividend income was approximately $0.5 million in each of the first quarters of 2002 and 2001, income from interest and foreign exchange decreased substantially from $1.8 million in the first quarter of 2001 to $0.7 million in the first three months of this year. This decrease relates primarily to the repayment of an $8 million debt instrument from Eurogas Corporation which was repaid in the latter part of the first quarter of 2001.

Realized gains during the first quarter of 2002 were $0.9 million and relate primarily to the disposition of an investment in a publicly traded company in the technology sector. Realized gains in the first quarter of 2001 relate to the disposition of an investment in a publicly traded company in the resource sector. The Company's portfolio is managed with a long-term perspective, therefore realized gains or losses are expected to vary from period to period. Unrealized holding gains or losses in the portfolio are not recognized in income.

General operating costs of the corporate division have decreased from $2.1 million in the first three months of 2001 to $1.5 million in 2002.

RESULTS OF INTERNATIONAL ACTIVITIES

Management and administration fee revenue from the Company's international subsidiaries totalled $0.7 million in the first quarter of the current year compared to $0.6 million in the same period of last year. Selling, general and administrative costs associated with the Company's international activities average approximately $1 million per quarter. Costs associated with the Company's operations in India for the first quarter of 2001 have been segregated due to the Company's decision in the fourth quarter of 2001 to exit this business line.

OIL AND GAS SALES, NET OF ROYALTIES

In the first three months of 2002, Eurogas has earned revenues from oil and gas sales, net of royalties, of $1.4 million. The operating costs associated with these sales were $0.4 million. The Company acquired control of Eurogas in the fourth quarter of last year and therefore there are no comparative revenues or expenses in the first quarter of 2001.

INTEREST EXPENSE

Interest expense for the three months ended March 31, 2002 was $3.2 million compared to $3.4 million for the same period of 2001. Almost 80% of the Company's total interest, or $2.5 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997.

Residual interest expense on other corporate debt dropped from approximately $0.9 million in the first quarter of 2001 to $0.7 million in the first quarter of this year. The decrease reflects a decline in both the prime lending rate and the US base rate reducing the average rate paid on general overdrafts from approximately 7% in the first quarter of 2001 to slightly below 4% in the current quarter. Borrowings on US overdrafts decreased from over 6% in the first quarter of 2001 to below 3% in the first quarter of 2002. The benefit of reduced lending rates however, were partially offset by increased borrowing levels under revolving term credit facilities, both at the Dundee Bancorp and Dundee Wealth levels.

DEPRECIATION, DEPLETION AND AMORTIZATION

(in thousands of dollars)	2002	2001
Capital assets	$ 1,555	$ 1,298
Bond issue costs	39	39
Oil and gas properties	282	–
	$ 1,876	$ 1,337

The Company acquired control of Eurogas in the fourth quarter of last year and therefore there is no comparative depletion of oil and gas properties during the first quarter of 2001.

Depreciation of capital assets increased by approximately $0.3 million, mostly in Dundee Wealth's brokerage subsidiary, Dundee Securities Corporation. The increase reflects the investment made by Dundee Securities during 2001 to expand the infrastructure necessary to support higher levels of investment advisor and customer activity.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares outstanding during the period of 25,681,157 (2001 – 26,285,541). Outstanding options were not significantly dilutive.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at March 31, 2002 were $86.9 million compared with $118.0 million at the end of 2001. Additionally, approximately 16% of the market value of the Company's portfolio is invested in liquid investments, including money market instruments, bonds and mutual funds. The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. At March 31, 2002, all regulated entities complied with regulatory capital requirements and reported excess capital of over $27 million.

During the first three months of 2002, the Company paid $6.6 million (2001 – $5.3 million) to fund sales commissions. Cash flows from operations in Dynamic have been sufficient to fund these commissions internally. The Company is examining the use of outside sources of capital to meet the potential demand that would result from higher levels of sales.

In the first quarter of this year, the Company expended over $12 million to acquire 825,009 Subordinate Shares pursuant to its normal course issuer bid at an average price of $14.78 per share.

Management believes that cash flow generated from management and advisory activities, together with the Company's borrowing facilities, will be sufficient to meet on-going working capital requirements, including planned capital spending and debt servicing requirements.

SHARE CAPITAL

At March 31, 2002, there were 24,318,841 Subordinate Shares and 1,050,705 Class B common shares outstanding. During the first quarter of 2002, the Company issued 380,836 Subordinate Shares and added $1.2 million to its stated capital pursuant to the terms of its Share Incentive Plan.

In March 2002, the Company announced that it had obtained approval to purchase another 1.2 million Subordinate Shares pursuant to a normal course issuer bid expiring on March 31, 2003. Dundee Bancorp purchased an aggregate of 1,387,357 Subordinate Shares at an average price of $14.57 per share under a normal course issuer bid which commenced March 27, 2001 and expired March 26, 2002. Over 825,000 of these shares were acquired during the first quarter of 2002 at an aggregate cost of $12 million. The Company continues to believe that the purchase and cancellation of these shares at current market prices enhances long-term shareholder value.

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events. Such statements, by their nature, involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 85%-owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

DUNDEE BANCORP INC.
CONSOLIDATED BALANCE SHEETS

As at March 31, 2002 and December 31, 2001
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2002	December 31, 2001
ASSETS		
Cash and short term investments	$ 86,918	$ 117,995
Brokerage securities inventory	11,965	10,613
Accounts receivable	36,724	39,281
Current taxes receivable	1,225	–
Client accounts receivable	268,836	229,172
Investment portfolio	444,414	441,324
Future income tax assets	25,196	23,739
Deferred sales commissions	55,378	56,910
Capital and other assets	155,754	154,837
TOTAL ASSETS	**$ 1,086,410**	**$ 1,073,871**
LIABILITIES		
Accounts payable and accrued liabilities	$ 41,035	$ 46,289
Brokerage securities sold short	4,995	2,094
Client deposits and related liabilities	294,030	269,615
Current taxes payable	–	2,344
Corporate debt	209,113	203,799
Future income tax liability	63,787	66,154
Non controlling interest	38,279	37,721
	651,239	628,016
SHAREHOLDERS' EQUITY		
Share capital		
Common shares	331,904	340,109
Retained earnings	103,267	105,746
	435,171	445,855
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,086,410**	**$ 1,073,871**

DUNDEE BANCORP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 31, 2002 and 2001
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	2002	2001
REVENUE		
Management and administration fees	$ 28,888	$ 28,619
Redemption fees	2,319	2,936
Financial services	30,213	32,834
	61,420	64,389
Investment income	1,218	4,557
Oil and gas sales, net of royalties	1,383	–
	64,021	68,946
EXPENSES		
Selling, general and administrative	28,523	27,437
Variable compensation	17,275	18,880
Trailer fees	5,047	5,202
Operating costs, oil and gas properties	430	–
	51,275	51,519
OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS	12,746	17,427
Amortization of deferred sales commissions	(8,163)	(10,169)
Amortization of goodwill (note 2)	–	(1,448)
Depreciation, depletion and amortization	(1,876)	(1,337)
Interest expense	(3,167)	(3,418)
OPERATING (LOSS) EARNINGS	(460)	1,055
Share of earnings of equity accounted investments	2,871	594
Income taxes		
Current	(4,311)	(3,574)
Future	3,303	908
Non controlling interest	(84)	(85)
NET EARNINGS (LOSS) FOR THE PERIOD	**$ 1,319**	**$ (1,102)**

	2002	2001
RETAINED EARNINGS AT BEGINNING OF PERIOD	$ 105,746	$ 163,462
Net earnings (loss)	1,319	(1,102)
Change in opening retained earnings to account for change in accounting policy of equity accounted investees, net of tax (note 2)	(1,362)	701
Premiums related to cancellation of share capital	(2,436)	(9)
Cancellation of stock options	–	(94)
RETAINED EARNINGS AT END OF PERIOD	$ 103,267	$ 162,958

	2002	2001
EARNINGS (LOSS) PER SHARE		
Basic earnings (loss) per share	$ 0.05	$ (0.04)
Diluted earnings (loss) per share	$ 0.05	$ (0.04)

DUNDEE BANCORP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2002 and 2001
(expressed in thousands of Canadian dollars) (unaudited)

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings (loss)	$	1,319	$	(1,102)
Non cash items:				
Depreciation, depletion and amortization		10,039		12,954
Net investment losses (gains)		4		(2,333)
Share of unremitted equity earnings		(2,871)		(594)
Future income tax provision		(3,303)		(908)
Non controlling interest		84		85
Other non cash components of income		349		885
		5,621		8,987
Changes in:				
Accounts receivable		2,557		7,243
Accounts payable and accrued liabilities		(5,254)		(14,668)
Current taxes payable		(3,569)		(8,902)
Brokerage securities inventory, net		1,549		4,565
Client accounts receivable, net of deposits and related liabilities		(15,249)		15,700
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES		(14,345)		12,925
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds on sales of portfolio investments		989		6,858
Acquisition of investments		(3,073)		(1,008)
Sales commissions paid on distribution of mutual funds		(6,631)		(5,254)
Other		(2,829)		(1,615)
CASH USED IN INVESTING ACTIVITIES		(11,544)		(1,019)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase in corporate debt		5,302		1,314
Issuance of Class A subordinate shares, net of costs		1,179		204
Issuance of shares in subsidiaries to non controlling interest		521		261
Acquisition of Class A subordinate shares		(12,190)		(25)
Cancellation of options granted		–		(162)
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES		(5,188)		1,592
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD		(31,077)		13,498
Cash, beginning of period		117,995		106,456
CASH, END OF PERIOD	**$**	**86,918**	**$**	**119,954**
Cash flows from operating activities include the following:				
Interest paid	$	3,167	$	3,418
Taxes paid	$	8,420	$	12,875

DUNDEE BANCORP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2002 and 2001 (unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. (the "Company" or "Dundee Bancorp") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Included in the Company's balance sheet is $90.4 million of goodwill and other intangible assets. These assets were not amortized in the first three months of 2002. Previously, these assets were amortized on a straight-line basis over 20 years. The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. The Company expects to complete its impairment testing of goodwill by June 30, 2002, but no impairment losses are expected. The Company has completed its impairment testing of intangible assets and no impairment losses were recorded.

The effects of the above change in accounting policy to the consolidated financial statements, had the requirements of section 3062 been applied retroactively to 2001 would be as follows:

	March 31, 2002	March 31, 2001
Reported earnings (loss)	$ 1,319	$ (1,102)
Add back amortization of goodwill and other intangible assets, net of tax	–	1,392
Net earnings adjusted for amortization of goodwill and other intangible assets	$ 1,319	$ 290
Basic and diluted earnings per share as reported	$ 0.05	$ (0.04)
Basic and diluted earnings per share adjusted for amortization of goodwill and other intangible assets	$ 0.05	$ 0.01

One of the Company's equity accounted investees completed impairment testing of goodwill and other intangible assets as required under Section 3062, during the first quarter of 2002. As a result, the equity accounted investee recorded a charge to January 1, 2002 opening retained earnings of approximately $4.9 million. Dundee Bancorp recorded its proportionate interest in this charge, net of tax, against opening retained earnings as at January 1, 2002.

Stock-based Compensation

The Company implemented the requirements of CICA Handbook Section 3870, "Stock-based Compensation" on January 1, 2002. This section requires the use of a fair-value-based method to account for certain types of stock-based compensation arrangements.

Dundee Bancorp, and its 85%-owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"), may issue shares pursuant to their respective Share Incentive Plans. The terms under which shares may be issued to employees and others pursuant to these plans are detailed in note 9 to the Company's consolidated financial statements for the year ended December 31, 2001. Details of the Dundee Wealth Share Incentive Plans are included in note 10 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2001, a copy of which was included in the Company's annual report for the year ended December 31, 2001.

The Company has amended the terms of the Share Option Plan component of the Share Incentive Plans. Awarding of share options under the terms and conditions of the amended plan will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. As required by the new section, the Company will disclose on a pro forma basis in the notes to the financial statements the effect on reported net income and earnings per share of applying the fair-value-based method to account for awards granted under the Share Option Plans on or after January 1, 2002. There were no awards of share options during the first quarter of 2002.

3. SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Wealth Management

The wealth management segment includes the operating results of the Company's financial service subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, Dynamic Power and Dynamic Focus + Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

Corporate and Merchant Banking

The corporate and merchant banking segment includes various revenues and expenses incurred at the corporate level, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Merchant banking activities carried out by certain foreign subsidiaries are included in this segment.

International Activities

The Company's international financial service activities are carried out through several wholly-owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.

SEGMENTED EARNINGS (LOSS)	Wealth Management		Corporate and Merchant Banking		International Activities		TOTAL	
For the three months ended March 31	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	$ 60,403	$ 63,630	$ 2,778	$ 6,399	$ 818	$ 1,009	$ 63,999	$ 71,038
Expenses	59,350	59,145	4,496	7,389	1,024	1,061	64,870	67,595
Amortization of goodwill	–	1,134	–	194	–	120	–	1,448
OPERATING (LOSS) EARNINGS	1,053	3,351	(1,718)	(1,184)	(206)	(172)	(871)	1,995
Other items								
Equity earnings	–	–	2,871	594	–	–	2,871	594
Non controlling interest	38	(85)	–	–	–	–	38	(85)
EARNINGS (LOSS) BEFORE TAXES	$ 1,091	$ 3,266	$ 1,153	$ (590)	$ (206)	$ (172)	2,038	2,504
Oil and gas properties							289	–
Discontinuance of operations in India							–	(940)
Income tax provision							(1,008)	(2,666)
							$ 1,319	**$ (1,102)**

DUNDEE WEALTH MANAGEMENT INC.
FIRST QUARTER 2002

REPORT TO OUR SHAREHOLDERS

We present herein the interim report of Dundee Wealth Management Inc. for the first quarter of 2002. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended March 31, 2002, were $11.1 million or $0.20 per share compared with $14.3 million or $0.26 per share in 2001. Net earnings for the three months ended March 31, 2002 were $0.6 million compared with net earnings of $1.4 million in the same period of last year. Total assets under management and administration at March 31, 2002 were $13.8 billion.

While our financial results were slightly below levels achieved in 2001, we believe that the Company has reached some important milestones in this recent quarter that has established a positive trend for the remainder of this year.

- Dundee Wealth's subsidiary, Dynamic Mutual Funds Ltd., reported $52 million in net sales for the first quarter of 2002, continuing the positive trend established in 2001. Positive net sales, enhanced by strong market performance, resulted in assets under management growing to levels in excess of $6.8 billion at the end of March 2002.
- Dynamic's mutual fund performance reflects the exceptional work done by our investment arm, Goodman & Company Investment Counsel. As at March 31, 2002, 78% of all Dynamic Funds have one-year performance in the top two quartiles. As well, 57% of Dynamic Funds are in the top two quartiles based on three-year performance. Dynamic's largest fund, the Dynamic Power Canadian Growth Fund, was ranked as the number-one performing, large-cap Canadian equity fund over the last 10 years. Management fee arrangements in certain funds reward performance by compensating the Company when investment performance exceeds the applicable benchmark. While current performance levels suggest that the Company is on track to earn performance fees well in excess of earnings in the previous year, performance fees are not included in operating results as they are only measured and payable at the end of each fiscal year.
- Subsequent to quarter end, the Company successfully raised $36 million in assets under management pursuant to the launch of CMP 2002 Resource Limited Partnership.
- The Company has reaffirmed its commitment to foster growth as a wealth management concern, whether by internal means or by acquisition opportunities. Subsequent to quarter end, the Company announced that it had entered into an agreement to purchase Canadian First Financial Group Inc. ("Canadian First") subject to certain conditions of closing. Dundee Wealth intends to integrate the mutual fund dealer operations of Canadian First, Ross Dixon Financial Services Limited and Hewmac Investment Services Inc., into Dundee Wealth's subsidiary, Dundee Private Investors Inc. The transaction, if successful, is expected to close in the third quarter of 2002, and will add approximately 200 investment advisors and $2.5 billion of client assets under administration to Dundee Wealth.

Ned Goodman
Chairman, President & Chief Executive Officer, Dundee Wealth Management Inc.

DUNDEE WEALTH MANAGEMENT INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

REVENUES

Management fee revenues during the first three months of 2002 were $28.2 million. This compares to $28.0 million in the same period of the prior year. Net sales of corporate products in the current three months were $52 million, an improvement of almost five times the net sales levels achieved in the first quarter of 2001. Net sales of corporate products, augmented by market appreciation of approximately $300 million, resulted in a 5% increase in assets under management from $6.5 billion at December 31, 2001 to $6.8 billion at March 31, 2002.

(in millions of dollars)

	2002	2001
Assets under management, December 31	$ 6,476	$ 6,677
Net sales	52	11
Market appreciation (depreciation)	298	(393)
Assets under management, March 31	$ 6,826	$ 6,295

Average assets under management have increased 2% from $6.4 billion for the three months ended March 31, 2001 to $6.6 billion for the three months ended March 31, 2002. Net sales activity during the first three months of 2002 has been primarily in asset categories paying lower than average management fees, reducing the average fee earned from 1.73% at the end of March 2001 to 1.68% at the end of March 2002.

Redemptions of units sold on a deferred sales charge basis during the first quarter of 2002 were $199 million or 67% of all redemptions of corporate products. Dundee Wealth received $2.0 million of redemption fee revenues from these redemptions. By comparison, total redemptions of units sold on a deferred sales charge basis during the same period of 2001 were $191 million or 69% of all redemptions of corporate products, generating redemption fee revenue for Dundee Wealth of $2.4 million. Although redemption levels have increased by $8.0 million in the first quarter of 2002 compared to the first quarter of 2001, overall redemption fee revenue dropped as a result of a decrease in the average redemption fee rate. This reduction is attributable to the short redemption fee schedule implemented in 1999. Although 50% of fund sales were transacted on a deferred basis in both the current quarter of 2002 and the same period of the previous year, approximately 30% were sold with a short redemption fee option in this quarter compared to less than 15% in the same period of 2001.

Client assets under administration by Dundee Wealth's brokerage division increased to $7.0 billion at the end of the first quarter of 2002, up from $6.6 billion at the end of the previous fiscal year. On March 31, 2002, Dundee Wealth's client assets under management and administration were $13.8 billion, an increase of over $700 million from December 31, 2001. The recently announced acquisition of Canadian First, which is subject to a number of conditions of closing, is expected to increase client assets under administration by approximately $2.5 billion, elevating total client assets under management and administration by Dundee Wealth and its subsidiaries to $16.3 billion.

(in billions of dollars)	March 31, 2002	December 31, 2001	March 31, 2001
Assets Under Administration			
Mutual funds	$ 4.8	$ 4.5	$ 4.3
Equity and fixed income securities	2.2	2.1	1.9
	7.0	6.6	6.2
Assets Under Management	6.8	6.5	6.3
TOTAL ASSETS UNDER MANAGEMENT AND ADMINISTRATION	13.8	13.1	12.5
Pro forma assets subject to transaction with Canadian First*	2.5	–	–
PRO FORMA ASSETS UNDER MANAGEMENT AND ADMINISTRATION	$ 16.3	$ 13.1	$ 12.5

* *Pro forma assets include approximately $1.5 billion in mutual fund assets and $1.0 billion in GIC deposits.*

Financial services revenue was $30.1 million in the first three months of 2002 compared to $32.7 million in the same period of the previous year. While corporate finance, institutional and principal trading activity consistently generated revenues of about $9 million in the first quarter of 2002 and 2001, both retail commissions and trailer revenue and margin interest levels decreased in the first quarter of this year compared with the same period of 2001. Retail commission and trailer revenues, before adjustments for consolidation, decreased less than 5% period over period. This decrease reflects general market conditions affecting the brokerage industry and is quite favourable compared to industry statistics, which show a general shortfall in similar revenues of over 10%.

(in thousands of dollars)

For the three months ended March 31	2002	2001
Retail commission and trailer	$ 17,968	$ 19,767
Institutional and other commissions	2,821	3,176
Corporate finance revenue	2,901	2,756
Principal trading activity	3,107	3,268
Margin and other interest	1,991	4,067
Other	1,335	(333)
	$ 30,123	$ 32,701

Declines in interest rates, especially in the United States, as well as changes in the mix of margin balances and free credit balances, have affected the interest spread earned by the brokerage division on its margin balances. Margin interest revenue declined from $4.1 million in the first quarter of 2001 to $2.0 million in the current quarter of this year.

EXPENSES

Selling, general and administrative expenses for the quarter ended March 31, 2002 were $25.6 million compared with $23.5 million for the same period of 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES *(in thousands of dollars)*	Investment Management		Brokerage		TOTAL	
	2002	2001	2002	2001	2002	2001
First quarter ended March 31	$ 8,234	$ 8,745	$ 16,925	$ 14,542	$ 25,159	$ 23,287
Corporate and other non segmented items					652	263
Intersegment expenses					(259)	(38)
					$ 25,552	$ 23,512

Active cost cutting initiatives implemented in 2001 have resulted in 6% savings in the investment management division. Most of these savings have been realized through a concentrated effort to control discretionary marketing costs. Current year results are also beginning to reflect the reduction in staffing levels implemented last fall.

Included in costs of the investment management division is a provision of $1.2 million against administrative costs associated with the operations of certain mutual funds. These funds generally operate with an annual limit on their management expense ratios. Because some of the more recently launched funds have not yet reached critical size, they are not able to fully absorb costs of administration. By comparison, the Company had only provided $0.1 million in the same period of 2001, necessitating a catch up amount in subsequent quarters.

In May 2002, the Company, through Dynamic Mutual Funds Ltd., announced that it is proposing to amend the management fee structure on some of its mutual funds. The proposed structure, which will require approval of unitholders or shareholders, as applicable, will see an increase in the annual limit on the funds' management expense ratio along with a reduction in the annual performance limit that the Company may earn from each of these funds. If approved, this new structure will increase the costs that the mutual funds will be able to absorb directly, thereby reducing the costs to the Company.

During the year ended December 31, 2001, the brokerage division of Dundee Wealth prudently reserved $4 million against certain client accounts whose security positions had declined in value during the period of market negativity. In the first quarter of 2002, these reserves were increased by another $1.1 million. There were no comparable reserves made in the first quarter of 2001. Total reserves available against client accounts were $5.5 million at the end of March 31, 2002. The Company continuously monitors and actively seeks to rectify any issues with client balances. Therefore, these reserves may be reversed in future periods when the underlying security positions recover or when client security is enhanced.

After accounting for the increase in reserves against client accounts, and for adjustments relating to certain accruals associated with the termination of a contract that occurred in 2001, selling, general and administrative expenses of the brokerage division increased marginally from $14.5 million in the first quarter of 2001 to $14.9 million in the first quarter of this year.

General corporate costs have increased from about $0.3 million in the first quarter of 2001 to $0.7 million this quarter. Included in the current quarter results is an accrual of approximately $0.4 million in administrative type costs expected as the Company explores opportunities for growth through acquisition.

Variable compensation costs decreased from approximately $18.9 million in the first quarter of 2001 to $17.3 million in the first quarter of 2002. Approximately $1.0 million of this differential is attributable to and consistent with lower financial services revenues. There has also been a slight shift in retained contribution margins from approximately 34.8% in the first quarter of 2001 to 35.5% in the current quarter.

The carrying value of deferred sales commissions at March 31, 2002, was $55.4 million. The contingent redemption fee payable if all assets sold on a deferred sales charge basis were redeemed on March 31, 2002, approximates $120 million (2001 – $137 million). Dundee Wealth would be entitled to approximately $107 million (2001 – $111 million) or 89% (2001 – 81%) of this amount, with the balance payable to other financing vehicles. Amortization of deferred sales commissions increased marginally to $8.2 million in the current quarter from $8.0 million in the same quarter of 2001.

Trailer fees paid by the Company during the three months ended March 31, 2002 were $5.0 million, a very small difference from the $5.2 million paid in the first quarter of 2001. Trailer fees continue to represent approximately 0.3% of average assets managed, and represent a claim of about 18% of total management fees earned by the Company.

The Company's interest expense for the three months ended March 31, 2002, was $0.5 million compared to $0.7 million for the same period of 2001. The decrease reflects a decline in both the prime lending rate and the US base rate reducing the average rate paid on general overdrafts from approximately 7% in the first quarter of 2001 to slightly below 4% in the current quarter. Borrowings on US overdrafts decreased from over 6% in the first quarter of 2001 to below 3% in the current quarter of 2002.

In 2002, the Company implemented the requirements of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and other intangible assets with an indefinite life are no longer amortized. The effects of the change in policy to the financial results of the Company are detailed extensively in note 2 to the financial statements of the Company for the quarter ended March 31, 2002.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period, adjusted for dividends on preference shares, by the weighted average number of common and special shares outstanding during the period of 55,008,158 (2001 – 54,580,878). Warrants, options and convertible preference shares outstanding were not significantly dilutive.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at March 31, 2002, were $73.8 million compared with $95.2 million at December 31, 2001. The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. This may restrict the Company's ability to flow cash between the Company and its subsidiaries. At March 31, 2002, all regulated entities complied with regulatory capital requirements and reported excess capital of over $27 million.

Cash flows from operating activities, before accounting for changes in non cash components of working capital, decreased marginally from $10.2 million or $0.19 per share in the first quarter of 2001 to $8.0 million or $0.15 per share in the first quarter of the current year.

At March 31, 2002, the Company had borrowed $19 million against its $20 million revolving term credit facility. The brokerage division had borrowed approximately $1.5 million against its available call loan facility. Credit available pursuant to the call loan facility is $100 million. In addition, at March 31, 2002, the Company had borrowed $6.5 million against the $25 million credit facility provided by its parent.

The Company expends significant amounts of cash to fund sales commissions on purchases of corporate products. During the first three months of 2002, the Company paid $6.6 million (2001 – $5.3 million) to fund sales commissions. Cash flows from operations have been sufficient to fund these commissions internally. In anticipation of higher sales levels, the Company is currently exploring the use of outside sources of capital to fund this expenditure.

SHARE CAPITAL

The Company has established share incentive plans for eligible employees and investment advisors. Details of the terms and conditions under which shares may be issued pursuant to these plans is outlined in note 10 to the consolidated financial statements of the Company for the year ended December 31, 2001. During the first quarter of this year, the Company issued 181,664 common shares under these plans, adding approximately $0.9 million to stated capital.

A detailed analysis of shares outstanding and other amounts in shareholders' equity as at March 31, 2002 is included in the table below:

	Number		Amount
Common shares	49,770,240	$	49,488
Special shares, Series A	759,234		7,592
Special shares, Series B	3,737,186		16,008
Special shares, Series C	508,571		5,086
Special shares, Series D	250,000		2,500
Special shares, Series E	106,971		871
Preference shares, Series X	5,453,668		54,537
			136,082
Contributed surplus			25,184
Retained earnings			13,257
Total Shareholders' Equity		$	174,523

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Wealth Management Inc. with respect to its performance, business and future events. Such statements, by their nature, involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Wealth Management Inc. is a Canadian-owned, TSX listed, financial services company that provides investment management, securities brokerage, financial planning and investment advisory services to individuals, institutional investors, corporations and foundations. With over $13 billion in assets under management and administration, Dundee Wealth has a nationally dedicated group of investment professionals who have a strong track record of building financial wealth for their clients. Dundee Wealth is an 85%-owned subsidiary of Dundee Bancorp Inc.

DUNDEE WEALTH MANAGEMENT INC.
CONSOLIDATED BALANCE SHEETS

(expressed in thousands of dollars) (unaudited)

	March 31, 2002	December 31, 2001
ASSETS		
Cash and short term investments	$ 73,754	$ 95,194
Securities owned	11,965	10,613
Accounts receivable	28,819	32,694
Client accounts receivable	268,836	229,172
Corporate investments	13,353	13,836
Future income tax assets	14,574	13,067
Deferred sales commissions	55,378	56,910
Capital and other assets	91,396	92,427
TOTAL ASSETS	**$ 558,075**	**$ 543,913**
LIABILITIES		
Accounts payable and accrued liabilities	$ 28,664	$ 34,725
Securities sold short	4,995	2,094
Client deposits and related liabilities	294,030	269,615
Income taxes payable	1,215	5,536
Subordinated loans and other amounts due to parent	6,510	12,587
Corporate debt	28,268	24,627
Future income tax liabilities	19,870	20,865
	383,552	370,049
SHAREHOLDERS' EQUITY		
Share capital		
Common and special shares	81,545	80,638
Preference shares	54,537	54,537
Contributed surplus	25,184	25,185
Retained earnings	13,257	13,504
	174,523	173,864
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 558,075**	**$ 543,913**

DUNDEE WEALTH MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the three months ended March 31, 2002 and 2001
(expressed in thousands of dollars, except per share amounts) (unaudited)

		2002		2001
REVENUE				
Management fees	$	28,160	$	28,012
Redemption fees		2,045		2,403
Financial services		30,123		32,701
		60,328		63,116
Investment income		75		514
		60,403		63,630
EXPENSES				
Selling, general and administrative		25,552		23,512
Variable compensation		17,275		18,880
Distribution fees		1,445		1,733
Trailer fees		5,047		5,202
		49,319		49,327
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION		11,084		14,303
Amortization of deferred sales commissions		8,163		7,959
Amortization of goodwill (note 2)		–		1,134
Depreciation		1,378		1,127
Interest expense		490		732
EARNINGS BEFORE INCOME TAXES		1,053		3,351
Income taxes				
Current		2,984		3,345
Future		(2,502)		(1,384)
NET EARNINGS FOR THE PERIOD	**$**	**571**	**$**	**1,390**
RETAINED EARNINGS AT BEGINNING OF PERIOD	**$**	**13,504**	**$**	**23,845**
Net earnings for the period		571		1,390
Dividends		(818)		(818)
RETAINED EARNINGS AT END OF PERIOD	**$**	**13,257**	**$**	**24,417**
NET EARNINGS PER SHARE				
Basic and diluted earnings per share	$	0.00	$	0.01

DUNDEE WEALTH MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2002 and 2001
(expressed in thousands of dollars) (unaudited)

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings	$	571	$	1,390
Non-cash items:				
Depreciation and amortization		9,541		10,220
Future income taxes		(2,502)		(1,384)
Other		433		(70)
		8,043		10,156
Changes in:				
Accounts receivable		3,875		5,352
Securities owned, net of securities sold short		1,549		4,565
Client accounts receivable, net of deposits and related liabilities		(15,249)		15,700
Current taxes payable		(4,321)		(2,368)
Accounts payable and accrued liabilities		(6,061)		(10,482)
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES		(12,164)		22,923
CASH FLOWS FROM INVESTING ACTIVITIES:				
Sales commissions paid on distribution of mutual funds		(6,631)		(5,254)
Acquisition of corporate investments		(170)		(3,200)
Proceeds on dispositions of corporate investments		653		319
Additions to capital and other assets		(383)		(1,497)
CASH USED IN INVESTING ACTIVITIES		(6,531)		(9,632)
CASH FLOWS FROM FINANCING ACTIVITIES:				
(Decrease) increase in amounts due to parent		(6,077)		920
Increase (decrease) in corporate debt		3,641		(8,127)
Issuance of common shares		509		261
Dividends paid on preference shares		(818)		(818)
CASH USED IN FINANCING ACTIVITIES		(2,745)		(7,764)
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD		(21,440)		5,527
Cash, beginning of period		95,194		83,895
CASH, END OF PERIOD	**$**	**73,754**	**$**	**89,422**
Cash flows from operating activities include the following:				
Interest paid	$	490	$	732
Taxes paid	$	7,655	$	6,001

DUNDEE WEALTH MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2002 and 2001 (unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Wealth Management Inc. (the "Company" or "Dundee Wealth") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 to the Company's audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Included in the Company's balance sheet is $75.6 million of goodwill and other intangible assets. These assets were not amortized in the first three months of 2002. Previously, these assets were amortized on a straight-line basis over 20 years. The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. The Company expects to complete its impairment testing by June 30, 2002, but no impairment losses are expected.

The effects of the above change in accounting policy to the interim consolidated financial statements had the requirements of Section 3062 been applied retroactively to 2001 would be as follows:

For the three months ended March 31		2002		2001
Reported income	$	571	$	1,390
Add back amortization of goodwill and other intangible assets, net of tax		–		1,078
Net income adjusted for amortization of goodwill and other intangible assets	$	571	$	2,468
Basic and diluted earnings per share as previously reported	$	0.00	$	0.01
Basic and diluted earnings per share adjusted for amortization of goodwill and other intangible assets	$	0.00	$	0.03

Stock-based Compensation

The Company implemented the requirements of CICA Handbook Section 3870, "Stock-based Compensation" on January 1, 2002. This section requires the use of a fair-value-based method to account for certain types of stock-based compensation arrangements.

The Company may issue shares pursuant to its Share Incentive Plans. Details of the Company's Share Incentive Plans are included in note 10 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2001.

The Company has amended the terms of the Share Option Plan component of the Share Incentive Plans. Awarding of share options under the terms and conditions of the amended plans will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. As required by the new section, the Company will disclose on a pro forma basis in the notes to the consolidated financial statements the effect on reported net income and earnings per share of applying the fair-value-based method to account for awards granted under the Share Option Plan on or after January 1, 2002. There were no awards of share options during the first quarter of 2002.

3. SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Investment Management

The investment management segment includes the operating results of the Company's investment management subsidiary, Dynamic, and the operations of the Dynamic CMP group of companies. This segment provides investment management and administrative services to the Dynamic, Dynamic Power, and Dynamic Focus + Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net worth private individuals, corporations and foundations.

Brokerage

The brokerage segment includes the operating results of the Company's retail distribution and brokerage subsidiaries, Dundee Securities and Dundee Private. The segment also includes the operating results of Dundee Insurance, an insurance broker. The brokerage segment is engaged in retail distribution of financial products and is also engaged in institutional sales, trading, research and investment banking.

Segmented Components of Net Earnings

(in thousands of dollars)

SEGMENTED PRE TAX EARNINGS	Investment Management		Brokerage		TOTAL	
For the three months ended March 31	2002	2001	2002	2001	2002	2001
Revenue	$ 29,948	$ 30,439	$ 33,647	$ 35,349	$ 63,595	$ 65,788
Expenses	15,804	16,692	35,610	34,266	51,414	50,958
EBITDA	14,144	13,747	(1,963)	1,083	12,181	14,830
Depreciation and amortization	8,922	8,636	709	514	9,631	9,150
Amortization of goodwill	–	610	–	524	–	1,134
Interest expense	70	92	237	401	307	493
	$ 5,152	$ 4,409	$ (2,909)	$ (356)	2,243	4,053
Corporate and other non segmented items					(898)	(524)
Intersegment revenues, net of intersegment expenses					(292)	(178)
					$ 1,053	$ 3,351

EXECUTIVE OFFICE

Scotia Plaza, 55th Floor
40 King Street West
Toronto, Ontario M5H 4A9

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (416) 981-9633
Fax: (416) 981-9800
Toll Free: 1 (800) 663-9097

STOCK LISTINGS

The Toronto Stock Exchange

STOCK SYMBOLS

Dundee Bancorp Inc.
DBC.A

Dundee Wealth Management Inc.
DW – Common Shares
DW.WT – Warrants

DUNDEE WEALTH MANAGEMENT
BLUE-CHIP GROWTH

www.dundeewealth.com

DUNDEE BANCORP INC.

www.dundeebancorp.com

MOE 302 621.0502.DBI